

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2024

Jeffrey J. Bird
Chief Executive Officer
Dril-Quip, Inc.
2050 West Sam Houston Parkway S., Suite 1100
Houston, Texas 77042

      Re: Dril-Quip, Inc.
           Form 10-K/A for Fiscal Year Ended December 31, 2023 filed on August 01, 2024
           Form 10-K/A for Fiscal Year Ended December 31, 2023 filed on July, 08, 2024
           Form 10-K for Fiscal Year Ended December 31, 2023 filed on February 27, 2024
           File No. 001-13439

Dear Jeffrey J. Bird:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Technology